CUSIP No. 456314103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Industrial Services of America, Inc.

(Name of Issuer)

Common Stock, par value $0.0033

(Title of Class of Securities)

456314103

(CUSIP Number)

Orson Oliver

7100 Grade Lane

Louisville, Kentucky 40232

(502) 368-1661

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 456314103

1.	Names of Reporting Persons. Orson Oliver

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 138,499* shares of Common Stock

	8.	Shared Voting Power 1,816,956 shares of Common Stock

	9.	Sole Dispositive Power 138,499* shares of Common Stock

	10.	Shared Dispositive Power 1,816,956 shares of Common Stock

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CUSIP No. 456314103

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,955,455* shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.9% of Common Stock

14.	Type of Reporting Person (See Instructions) IN

*Includes options to purchase 86,000 shares exercisable within 60 days of the date of this Amendment No. 2 to Schedule 13D.

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CUSIP No. 456314103
1.	Names of Reporting Persons. Estate of Harry Kletter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 1,816,956 shares of Common Stock

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 1,816,956 shares of Common Stock

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CUSIP No. 456314103
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,816,956 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.4% of Common Stock

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 456314103
1.	Names of Reporting Persons. Kletter Holding LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 1,816,956 shares of Common Stock

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 1,816,956 shares of Common Stock

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CUSIP No. 456314103
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,816,956 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.4% of Common Stock

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 456314103
1.	Names of Reporting Persons. The Harry Kletter Family Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 750,000 shares of Common Stock

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 750,000 shares of Common Stock

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CUSIP No. 456314103
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3% of Common Stock

14.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 456314103
1.	Names of Reporting Persons. K & R, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 549,168 shares of Common Stock

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 549,168 shares of Common Stock

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CUSIP No. 456314103
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 549,168 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8% of Common Stock

14.	Type of Reporting Person (See Instructions) OO

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Item 1.	Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statements on Schedule 13D filed by Orson Oliver with the Securities and Exchange Commission (the “SEC”) on December 11, 2013, as amended by Amendment No 1 filed with the SEC on  January 20, 2015 (the “Original Schedule 13D” and together with this Amendment No. 2, the “Schedule 13D”) with respect to the common stock, $0.0033 par value per share (“Common Stock”), of Industrial Services of America, Inc., a Florida corporation (the “Issuer”). The Issuer’s principal executive offices are located at 7100 Grade Lane, Louisville, Kentucky 40232. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D. Only those items that are reported herein are amended, and only to the extent amended herein; all other items remain unchanged and are incorporated by reference herein.

Item 2.	Identity and Background.

(a)           This Statement is filed by Orson Oliver, both personally and as Personal Representative of the Estate of Harry Kletter (the “Estate”); Kletter Holding LLC, a Delaware limited liability company (“Holding”); K & R, LLC, a Kentucky limited liability company (“K&R”); and The Harry Kletter Family Limited Partnership, a Kentucky limited partnership (the “Partnership”). Collectively, the filers are hereafter referred to as the “Group.”

(b)           Mr. Oliver’s address is 1610 Two Springs Place, Louisville, Kentucky 40207. The principal business address of the Estate is 3921 Tarpon Pointe Cir, Palm Harbor, Florida 34684. Holding’s, K&R’s and the Partnership’s principal business address is 7100 Grade Lane, Louisville, Kentucky 40232.

(c)          Mr. Oliver’s principal occupation is general counsel for The Al J. Schneider Company, 401 W Main Street, Louisville, Kentucky 40202.

(d-e)        No member of the Group has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the past five years.

(f)            Mr. Oliver is a United States citizen.

Item 4.	Purpose of Transaction.

Mr. Oliver previously reported the shares beneficially owned by him on the Original Schedule 13D in connection with the grant of the Proxies and the entry into the Management Agreement.  The Proxies and Management Agreement have since been terminated.

K&R and the Partnership previously reported their respective shares in a joint Schedule 13D filing with Mr. Harry Kletter dated December 11, 2013.  On Mr. Kletter’s death in January 2014, Mr. Oliver was named Personal Representative of the Estate.  At that time, Mr. Oliver was also appointed as President of Holding, which is the sole member of K&R and the General Partner of the Partnership.

On May 22, 2018, the Estate became the sole member of Holding (with retroactive effectiveness from May 10, 2018) and, in such role, contributed its shares of Issuer Common Stock to Holding (collectively, the “Transaction”).

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Item 5.	Interest in Securities of the Issuer.

(a)           Immediately after the completion of the Transaction, (i) Mr. Oliver may be deemed to beneficially own 1,951,705 shares of Issuer Common Stock, representing 23.9% of Issuer’s outstanding Common Stock, (ii) the Estate and Holding may be deemed to beneficially own 1,816,956 shares of Issuer Common Stock, representing 22.4% of Issuer’s outstanding Common Stock; (iii) the Partnership may be deemed to beneficially own 750,000 shares of Issuer Common Stock, representing 9.3% of Issuer’s outstanding Common Stock; and (iv) K&R may be deemed to beneficially own 549,168 shares of Issuer Common Stock, representing 6.8% of Issuer’s outstanding Common Stock. Percentage of class is based on the outstanding Common Stock as reported in Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2018, and includes assumed exercise of options held.

(b)           In addition to the 1,816,956 shares of the Issuer’s Common Stock with which Mr. Oliver shares voting and dispositive power with the Estate, Holding, the Partnership and/or K&R, Mr. Oliver individually owns or has the right to acquire, within 60 days, 134,749 shares of Issuer Common Stock (which is included in the 1,951,705 shares identified in (a)(i) above), which includes director stock options to purchase 86,000 shares exercisable within 60 days and 3,750 shares held in trusts for Mr. Oliver’s daughter and minor grandchildren for which Mr. Oliver is the Trustee. Each of the Estate, Holding, the Partnership and K&R have shared power to dispose of and to vote the shares of Common Stock beneficially owned by it.

(c)           On May 22, 2018, the Estate became the sole member of Holding (with retroactive effectiveness from May 10, 2018) and, in such role, contributed its shares of Issuer Common Stock to Holding.  On May 22, 2018, in connection with a loan, and pursuant to multiple Pledge Agreements (attached hereto as exhibits), each of Holding, the Partnership and K&R pledged all of its respective shares of Issuer Common Stock to a bank.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On May 22, 2018, in connection with a loan, and pursuant to multiple Pledge Agreements, each of Holding, the Partnership and K&R pledged all of its respective shares of Issuer Common Stock to a bank.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibits

99.1	Joint Filing Agreement dated May 23, 2018.

99.2	Pledge Agreement between Holding and Central Bank & Trust Co. dated as of May 22, 2018.

99.3	Pledge Agreement between K&R and Central Bank & Trust Co. dated as of May 22, 2018.

99.4	Pledge Agreement between the Partnership and Central Bank & Trust Co. dated as of May 22, 2018.

99.5	Commercial Note made by Holdings, the Partnership and K&R in favor of Central Bank & Trust Co. dated as of May 22, 2018.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 23, 2018
Date
/s/ Orson Oliver
Signature
Orson Oliver
Name

ESTATE OF HARRY KLETTER

By:	/s/ Orson Oliver
Orson Oliver, Personal Representative
KLETTER HOLDING LLC

By:	/s/ Orson Oliver
Orson Oliver, President

K & R, LLC
By: Kletter Holding LLC
Its: Sole Member

By:	/s/ Orson Oliver
Orson Oliver, President

THE HARRY KLETTER FAMILY LIMITED PARTNERSHIP
By: Kletter Holding LLC
Its: General Partner

By:	/s/ Orson Oliver
Orson Oliver, President

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